Via EDGAR and Federal Express

March 6, 2012

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6248

Re:	Midstates Petroleum Company, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed February 29, 2012

File No. 333-177966

Ladies and Gentlemen:

Set forth below are the responses of Midstates Petroleum Company, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 2, 2012, with respect to the Company’s Amendment No. 5 to Registration Statement on Form S-1 filed with the Commission on February 29, 2012, File No. 333-177966 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 6 to the Registration Statement (“Amendment No. 6”). For your convenience, we will hand deliver three full copies of Amendment No. 6, as well as three copies of Amendment No. 6 that are marked to show all changes made since the filing of Amendment No. 6 to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 6 unless otherwise specified.

United States Securities and Exchange Commission

March 6, 2012

Amendment No. 5 to Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

Critical Accounting Policies and Estimates, page 61

1. It does not appear that you have identified the estimates made to determine share-based compensation expense as a critical accounting policy. Please provide us with an analysis of any material variances between the estimated grant date fair values you used in recording expense related to your share-based compensation arrangements during 2011, as reflected on pages F-20 and F-21, and your IPO mid-point price of $17.00. Also, please provide the following disclosure as part of your critical accounting policies:

•	A description of the methods and assumptions used in estimating the fair value of the underlying stock and the instruments granted;

•

A table disclosing the number of instruments granted, exercise price, fair value of the underlying stock, and fair value of the instruments granted for the twelve-month period preceding your most recent balance sheet date;

•

Narrative disclosures that describe the factors contributing to significant changes in the fair values of the underlying stock during the period referred to in the bullet point above. In addition to describing the factors, these disclosures should relate those factors to changes in assumptions, as applicable;

•

The disclosures outlined in the first two bullet points above should also include an updated analysis after the most recent period for which financial statements are presented to reflect significant grants and changes in fair value occurring prior to your initial public offering or an estimated offering price that differs significantly from the most recent fair value determined by management.

Response:

We acknowledge the Staff’s comment and have provided below an analysis of the material variances between the estimated grant date fair values the Company used in recording expense related to the Company’s share-based compensation arrangements during the year ended December 31, 2011, as reflected on pages F-20 and F-21, and the mid-point of the range, or $17.00 per share, set forth on the cover page of the prospectus included in the Registration Statement.

During the year ended December 31, 2011, the Company recognized compensation expense related to purchases and grants of shares of common stock in Midstates Petroleum Holdings, Inc., a subchapter S corporation, through which our founders, management and certain

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March 6, 2012

of our employees hold their equity interest in us (“Petroleum Inc.”). The only purchases and grants of shares of Petroleum Inc. common stock in 2011 occurred in March 2011, as described below. In connection with the audit of its financial statements for the nine month period ended September 30, 2011, the Company restated its historical financial statements to account for certain of its share-based awards under liability accounting as required by FASB ASC 718. As a result, the Company, upon the occurrence of certain events, was required to determine the fair value of outstanding shares of Petroleum Inc. common stock held by certain members of management and employees in order to “mark-to-market” the liability associated with the share-based awards, as discussed below. The Company made a determination of the fair value of the shares of Petroleum Inc. common stock in connection with three such events during the year ended December 31, 2011 – the issuance of audited financial statements for the nine months ended September 30, 2011, the acceleration of vesting of all outstanding restricted shares of Petroleum Inc. common stock on November 22, 2011 and upon the Company’s transition from liability accounting to equity accounting for its share-based awards on December 5, 2011. Each of these events and the related determination of fair value are described in more detail below. These grants are no longer subject to liability accounting, but the “mark-to-market” valuations are relevant for establishing valuations over time and support the compensation expense we have recognized over time. Accordingly, they are important for purposes of responding to the Staff’s comment.

In connection with stock-based awards and purchases of shares of common stock and the “mark-to-market” of outstanding shares of Petroleum Inc. common stock for calculating a balance sheet liability, the Company’s management has historically determined fair value based on an analysis of multiple financial and non-financial factors as described in the Company’s revised disclosure on pages 62 and 63 of the Registration Statement. As described on pages 63 and 64 of the Registration Statement, these determinations of fair value have been supported by third party valuations. We have submitted on electronic media under separate cover the reports provided to the Company by an independent third-party valuation firm as discussed in this response.

2011 Stock-Based Compensation Expense.

During the year ended December 31, 2011, the Company recognized compensation expense associated with certain shares of common stock in Petroleum Inc. that had either been purchased by employees or granted by the Company to its employees, which we refer to in this response as “share-based awards.” Prior to December 5, 2011, as described in Note 7 to the Company’s audited financial statements included in the Registration Statement, because the Company’s agreements with certain employees provided the Company with the right to repurchase shares of common stock in Petroleum Inc. upon a termination of employment, the Company’s share-based awards subject to these provisions were accounted for as liability awards under FASB ASC 718, which requires management to “mark to market” the liability related to such awards based on its estimate of their fair value.

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As of December 31, 2010, the Company’s management determined the fair value of one share of common stock of Petroleum Inc. to be $77,756 per share, or after taking into account our corporate reorganization, and on an equivalent basis, $4.14 per share of common stock of Midstates Petroleum Company, Inc.

In March 2011, John A. Crum, the Company’s Chief Executive Officer, in connection with the commencement of his employment, purchased shares of common stock in Petroleum Inc. and contemporaneously received a grant of common stock in Petroleum Inc. that vested over time. In determining the fair value of the common stock granted to Mr. Crum, the Company’s management reviewed the factors described on pages 62 and 63 of the Registration Statement. The Company’s management determined the grant date fair value of Mr. Crum’s share-based awards to be $80,013 per share, or after taking into account the completion of our corporate reorganization, and on an equivalent basis, $4.26 per share of common stock of Midstates Petroleum Company, Inc. The Company initially began recognizing compensation expense in accordance with FASB ASC 718 based on the grant date fair value of Mr. Crum’s award.1 The Company subsequently recognized additional compensation expense related to “mark-to-markets” to the fair value of the shares of Petroleum Inc. common stock during the remainder of 2011.

In connection with the Company’s audit of its financial statements for the nine month period ended September 30, 2011, the Company commissioned Davis/Chambers & Company, Ltd., an independent third-party valuation firm (“Davis/Chambers”), to provide a valuation of the shares of common stock of Petroleum Inc. as of the date of Mr. Crum’s purchase and grant. Davis/Chambers subsequently delivered a report to the Company, dated November 28, 2011, estimating that the fair value of the Petroleum Inc. common stock, as of a contemporaneous date to the March 2011 grant, was $77,000 per share, or, after taking into account the completion of our corporate reorganization, and on an equivalent basis, $4.10 per share of common stock of Midstates Petroleum Company, Inc., compared to the $4.26 per share of common stock grant date fair value determined for Mr. Crum’s purchases and awards.

There have been no issuances of share-based awards subsequent to March 2011.

In connection with the issuance of audited financial statements for the nine months ended September 30, 2011, and as required by liability accounting, the Company’s management determined the fair value of one share of common stock of Petroleum Inc. as of September 30, 2011. The Company recognized $1.8 million in compensation expense for the nine months ended September 30, 2011 related to this “mark-to-market” of all shares of Petroleum Inc. common stock subject to liability accounting.

[1]	The purchase price paid by Mr. Crum was $72,279 per share of Petroleum Inc. common stock, or, after taking into account the completion of our corporate reorganization, and on an equivalent basis, $3.85 per share of Midstates Petroleum Company, Inc. common stock. The purchase price paid by Mr. Crum was negotiated by him in late 2010. The Company recognized compensation expense on the date of purchase in accordance with ASC Topic 718 based upon the difference between the grant date fair value and the price paid by Mr. Crum.

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In November 2011, the board of directors accelerated the vesting of all of the restricted shares of common stock of Petroleum Inc. The vesting resulted in the recognition of previously unrecognized share-based compensation expense at the estimated fair market value of the restricted stock held by employees at the date of vesting. In connection with the accelerated vesting of the shares of common stock of Petroleum Inc., the Company requested that Davis/Chambers provide a valuation of the shares of common stock of Petroleum Inc. as of November 1, 2011. Davis/Chambers delivered a report to the Company on November 4, 2011, which estimated the value of the Petroleum Inc. common stock, as of November 1, 2011, at $102,600 per share, or, after taking into account the completion of our corporate reorganization, and on an equivalent basis, $5.47 per share of common stock of Midstates Petroleum Company, Inc. The Company used the value reported by Davis/Chambers as the basis for their “mark-to-market” of the liability for the shares on the balance sheet and for recognizing the related expense attributable to the vesting in the income statement.

In December 2011 the Company terminated or amended agreements with its employees that contained rights to repurchase shares of common stock in Petroleum Inc. and/or Units. As a result, the Company transitioned from liability accounting to equity accounting for its share based awards, which required a final “mark to market” of the liability related to such awards based on its estimate of fair value. As of December 5, 2011, the date the Company transitioned from liability accounting to equity accounting and based upon multiple financial and non-financial factors as described in the Company’s revised disclosure on pages 62 and 63 of the Registration Statement, as well as discussions with Davis/Chambers, the Company’s management determined the fair value of one share of common stock of Petroleum Inc. to be not materially different from the November 2011 determination. As a result, the Company used the value reported by Davis/Chambers in its November 4, 2011 report as the basis for the final “mark-to-market” of the liability for the shares on the balance sheet.

The Company recognized $11.0 million in additional compensation expense for the three months ended December 31, 2011 related to the acceleration of vesting of Petroleum Inc. common stock and the transition from liability accounting to equity accounting for its share-based awards.

The changes in the estimates of fair value of the Company’s share-based awards from December 31, 2010 (the equivalent of $4.14 per share of common stock of Midstates Petroleum Company, Inc.) through the November 1, 2011 “mark-to-market” (the equivalent of $5.47 per share of common stock of Midstates Petroleum Company, Inc.) were primarily attributable to the following changes in the Company’s business and external market environment:

•	an increase in average daily production from 3,820 BOE/d for the year ended December 31, 2010 to 6,847 BOE/d for the nine months ended September 30, 2011;

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•

an increase in proved reserve estimates from 16.9 MMBOE as of December 31, 2010 to 24.3 MMBOE as of September 30, 2011, based on reserve reports as of those dates prepared for the Company by its independent reserve engineers;

•	an increase in net acreage under lease or option, from approximately 28,000 net acres as of December 31, 2010 to approximately 96,000 net acres as of September 30, 2011;

•	an increase in the number of potential drilling locations from 291 locations as of December 31, 2010 to 601 locations as of September 30, 2011;

•

an increase in adjusted earnings before interest, taxes, depletion, depreciation and amortization from $53.3 million for the year ended December 31, 2010 to $102.8 million for the nine months ended September 30, 2011;

•	the continued addition of key employees and personnel to the Company; and

•	an increase in the spot price for Brent crude oil from $94.75/bbl as of December 31, 2010 to $109.54/bbl as of November 1, 2011.

In addition, the Company notes that, as a result of the vesting of the restricted shares of Petroleum Inc. common stock in the fourth quarter of 2011, as described above, there is no unrecognized compensation expense attributable to any of the Company’s equity awards as of December 31, 2011.

IPO Valuation.

In February 2012, based on discussions with the lead underwriters for the offering in the context of then-prevailing market conditions and other information at that time, the Company determined that the appropriate price range for its initial public offering is $16.00 to $18.00 per share. The Company believes that the variance between the determinations of fair value made during the year ended December 31, 2011 and the mid-point of the range set forth on the cover page of the prospectus included in the Registration Statement is attributable both to differences in public company and private company valuation methodologies as well as operational developments that were achieved by the Company during the fourth quarter and which are expected during 2012.

The differences in methodology include the following:

•

the initial public offering mid-point price necessarily values a freely publicly traded, highly liquid security, and therefore would eliminate the 15% control and 30% marketability/illiquidity discounts, which were taken into account in the Company’s and Davis/Chambers’ fair value determinations;

•

the initial public offering valuation emphasis on future rather than historic performance, as significantly enhanced by the liquidity provided by the initial public offering and related rapid acceleration of the Company’s growth in 2012 and beyond as discussed in more detail below;

•	the valuation approach of public market investors versus private market investors, such as:

•	placing more emphasis on current high oil prices in the spot market as well as the near-term and long-term outlook for commodity prices than prior Company and Davis/Chambers fair value determinations;

•	the willingness of public investors to assign value to total resource potential as opposed to the emphasis on proved reserves in prior Company and Davis/Chambers fair value determinations;

•

the public’s focus on forward 12-month and longer term expectations that anticipate substantial additional growth in the Company’s reserves and production as a result of increased capital spending, rather than reserves and production on a historic basis;

•	a selection of peer companies with an emphasis on high growth/high return assets comparable to the Company’s prospects as opposed to a peer selection driven primarily by size;

•	the emphasis on an executive management team with experience in the operational and finance functions of large public companies in the Company’s sector; and

•	the Company’s consideration of various objective and subjective factors that were not used in the underwriters’ analysis and modeling.

In addition to the differences in valuation methodologies discussed above, the initial public offering price range also takes into account specific operational developments recently achieved or anticipated during 2012.

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The following operational information included in the initial public offering valuation became available following the date of prior Company and Davis/Chambers fair value determinations and materially increased the Company’s valuation:

•

an approximate 8% increase in proved reserve estimates from 24.3 MMBOE as of September 30, 2011, to 26.2 MMBOE as of December 31, 2011, based on reserve reports as of those dates prepared for the Company by its independent reserve engineers;

•	an approximate 13% increase in net acreage under lease or option, from approximately 96,000 net acres as of September 30, 2011 to 108,741 net acres as of December 31, 2011; and

•	an approximate 62% increase in the number of potential drilling locations from 601 locations as of September 30, 2011 to 974 locations as of December 31, 2011.

Looking forward to 2012, the Company has announced a capital spending program that the Company also believes supports the initial public offering valuation:

•

expected capital expenditures of $380 million for 2012 as compared to $264 million in 2011 and $107 million in 2010 – the 44% increase in capital expenditures from 2011 to 2012 is possible as a result of the increase in liquidity as a result of the initial public offering and will rapidly accelerate the development of the Company’s resource base;

•	as part of this capital budget, the expected drilling and completion of 67 total wells during 2012, more than double the 32 wells completed in 2011 and more than triple the 19 wells drilled in 2010;

•	a substantial increase in estimated EBITDA for 2012 and 2013 as compared to the year ended December 31, 2011; and

•	significant reserve additions as development drilling establishes the presence of recoverable hydrocarbons on the Company’s unproved acreage position.

Taken together, the Company’s consideration of differences in public company and private company valuation methodologies and the Company’s achievement of operational factors described above justifies the difference between the expected pricing of the Company’s initial public offering and the valuation used in developing the compensation expense recognized in the Company’s historic financial statements.

Additional Issuances of Equity Instruments.

In September 2011 certain employees of the Company purchased Units in MPH contemporaneously with the commencement of their employment. The per unit purchase price for the Units purchased in September 2011 was $1,682 per unit, or after taking into account the completion of our corporate reorganization, and on an equivalent basis, $9.07 per share of common stock of Midstates Petroleum Company, Inc. The purchase price of these Units was determined based upon negotiations between the employees and First Reserve Management, L.P. (“First Reserve”), which holds a 77% equity interest in MPH. First Reserve agreed to allow these employees to purchase equity interests at the MPH level (as opposed to the historic practice of employee “buy-ins” at the Petroleum Inc. level) because the Company’s management and founders believed that it would be appropriate for First Reserve and the then current holders of shares of Petroleum Inc. common stock to share equally in the dilution resulting from the employee purchases. However, in agreeing to allow its equity interests to be diluted, First Reserve required that the purchase price per Unit not reflect the control and marketability/illiquidity discounts (quantified as 15% and 30%, respectively, in the Davis/Chambers’ reports discussed below) that were taken into account in the Company’s determinations of the fair value of the shares of Petroleum Inc. common stock.

In connection with the Company’s acceleration of the vesting of the restricted shares of Petroleum Inc. common stock, Davis/Chambers delivered a report, dated November 4, 2011, that provided a valuation of the Units as of November 1, 2011, of $1,071 per share, or, after taking into account the completion of our corporate reorganization, and on an equivalent basis, $5.77 per share of common stock of Midstates Petroleum Company, Inc. In addition, Davis/Chambers subsequently delivered a report on November 18, 2011 that estimated that the fair value of the Units as of September 28, 2011 (the date of the employee Unit purchase) was $1,040 per unit, or, after taking into account the completion of our corporate reorganization, and on an equivalent basis, $5.61 per share of common stock of Midstates Petroleum Company, Inc. Both of the Davis/Chambers’ reports, in arriving at their determination of the values of the Units as of the specified dates, took into account significant control and marketability/illiquidity discounts.

In connection with the December 5, 2011 transition from liability accounting to equity accounting for the Company’s share-based awards, and the associated “mark-to-market”, the Company’s management determined that, in accordance with ASC Topic 718, because the Davis/Chambers’ valuations as of September 28, 2011 and as of November 1, 2011 were both less than the purchase price for the Units purchased in September 2011, no compensation expense should be recognized for the Units purchased in September 2011.

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March 6, 2012

During the year ended December 31, 2011, the Company also issued to its employees units in Midstates Incentive Holdings LLC, a limited liability company that was formed solely to hold incentive units in MPH. These incentive units represent equity interests in the Company; however, unlike common stock, no compensation expense is recorded with respect to the incentive units until a “Vesting Event” is considered probable. Please see Note 7 to the Company’s audited financial statements included in the Registration Statement.

*  *  *  *

Please direct any questions that you have with respect to the foregoing or with respect to Amendment No. 6 to Matthew R. Pacey at Vinson & Elkins L.L.P. at (713) 758-4786.

Very truly yours,

Midstates Petroleum Company, Inc.

By:	/s/ Thomas L. Mitchell
Thomas L. Mitchell
Executive Vice President and
Chief Financial Officer

Enclosures

cc:	John P. Foley
David P. Oelman, Vinson & Elkins L.L.P.
Matthew R. Pacey, Vinson & Elkins L.L.P.
Joshua Davidson, Baker Botts L.L.P.
Kelly B. Rose, Baker Botts L.L.P.